Exhibit 99.1
ELBIT IMAGING ANNOUNCES US$ 13,750,000 FUNDING AGREEMENT WITH GE OF
ITS’ SUBSIDIARY INSIGHTEC LTD.

Tel Aviv, Israel, February 27, 2012, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”  “Company”) announced that it’s subsidiary, Elbit Medical Technologies Ltd. (TASE: ELMDT) (“EMT”), (in which the Company holds approximately 90% and approximately 93% on a fully diluted basis), announced today that InSightec Ltd. (in which the Company together with EMT holds approximately 66%) (“InSightec”), and InSightec’s wholly owned subsidiary have entered into long term funding agreements with GE Healthcare (“GE”) pursuant to which GE would provide financing to InSightec in the form of convertible loans up to a total of $13,750,000, as will be agreed between the InSightec and GE from time to time, to support the InSightec’s R&D, Sales & Marketing, business development, legal and operational needs (“GE Funding Agreement”).

GE Funding Agreement will be in similar terms and conditions to the financing previously provided by EMT and the Company (as will be amended simultaneously to the signing of the GE Funding Agreement). InSightec and GE have agreed that the long term funding will be in a form of Convertible Notes (“GE Notes”) that will bear interest at 6% (or interest rate equivalent to the interest rate applicable to the financing provided by the Company and EMT) and which will be secured as set forth below. The GE Notes would be convertible into Series B-1 Preferred Shares, and the outstanding balance that shall not be so converted, shall be payable by October 1, 2016.

In addition, the existing financing granted to InSightec by the Company and EMT during 2010 and 2011, will be amended, subject to required corporate approvals, to provide similar loan terms and security mechanism as for the GE Funding Agreement. The Company and EMT will receive Convertible Notes (“Notes”) convertible on the same terms as the GE Notes, as specified above. Such Notes, as well as the GE Notes, will be secured by Floating Charge and Security Agreements (“Charge Agreements”) over InSightec’s and its wholly owned subsidiary's assets, pari passu with GE's Charge Agreements.

About InSightec

InSightec Ltd. is privately held by Elbit Imaging, General Electric, and MediTech Advisors. Founded in 1999 over $150 million have been invested in clinical and technical R&D  to develop ExAblate using MR guided Focused Ultrasound into a clinically viable technology.  ExAblate has won several awards for innovation and its potential to help mankind including the Wall St. Journal Technology Innovation Awards  and the  European Union’s IST grand prize. TIME magazine recently named Focused Ultrasound as “one of 50 best inventions”. Dr. Yoav Medan, InSightec’s Chief Systems Architect, presented MRgFUS at TEDMED 2011. (http://bit.ly/sII9CT).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement, potential litigation associated with the transaction, the failure to obtain antitrust and bank  approvals for the transaction, the failure of any party to meet the closing conditions set forth in the agreement, risks that the proposed transaction disrupts current plans and operations, the extent and timing of regulatory approvals, the distraction of management resulting from the proposed transaction, as well as the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il